Exhibit 99.1

SOLOWIN Completes $350 Million Acquisition of AlloyX, Fortifying Long-Term Vision with 12-Month Lock-Up

HONG KONG, September 3, 2025 – SOLOWIN HOLDINGS (NASDAQ: SWIN) (“Solowin” or the “Company”), a leading financial services firm providing comprehensive solutions across traditional and digital assets, today announced the official closing of its $350 million acquisition of AlloyX Limited (“AlloyX”), a leading stablecoin infrastructure provider. This strategic transaction marks the full integration of AlloyX’s cutting-edge technology and seasoned team into Solowin’s compliant financial ecosystem, setting to activate the Company’s global stablecoin strategy and accelerate expansion into high-growth markets, including the UAE, ASEAN, and Africa.

According to Solowin, two key features of the acquisition structure highlight the long-term core value of the deal:

●	12-Month Lock-Up Commitment: All AlloyX's selling shareholders—including its core founding team and several prominent strategic investors—are subject to a 12-month lock-up period. This legally binding commitment ensures the retention of key technical talents and strategic investors aligning with Solowin’s long-term vision, both financially and strategically, demonstrating their strong confidence in the synergy and potential of the combined entity.

●	Performance-and-Valuation-Driven Incentives: The transaction includes a tiered incentive structure tied to AlloyX’s enterprise valuation milestones. Pursuant to the terms of the share purchase agreement, if AlloyX reaches a $600 million valuation within 24 months of closing, an additional $5 million payment will be made to Peter Lok, CEO of Solowin, and a former principal beneficial owner and sole director of AlloyX. A further $5 million will be payable to Mr. Lok when and if the valuation achieves the $1 billion milestone within 24 months of closing. This mechanism is not merely an incentive, but also the Company’s public roadmap for value enhancement.

Moreover, from an industry perspective, stablecoins are becoming the “key bridge” connecting traditional finance and the digital economy. The global stablecoin market cap has approached $283 billion by August 2025 (Source: CoinGecko), with year-to-date trading volume surpassing $20.2 trillion (Source: Coinbase, May 2025). Stablecoins are no longer a niche crypto asset but are evolving into core infrastructure for global payments, cross-border remittances, and institutional treasury management. This explosive growth is underpinned by increasing regulatory clarity worldwide, which provides a compliant foundation for the industry’s development.

Mr. Lok commented: “With the closing of this acquisition, Solowin’s vision for a new financial ecosystem centered on stablecoins is now taking shape. AlloyX’s core capabilities—including its enterprise-grade compliant stablecoin application platform, Real-World Asset (RWA) tokenization technology, and 7x24 global payment network—will be deeply integrated with Solowin’s network of financial service and compliance licenses to build a unified stablecoin financial ecosystem.”

He added, elaborating on the lock-up period, “The voluntary 12-month lock-up by all shareholders sends a clear message: the AlloyX team isn’t cashing out; they are doubling down on our shared long-term vision. We are fully committed to becoming an industry leader in the compliant stablecoin finance sector.”

About SOLOWIN HOLDINGS

SOLOWIN HOLDINGS (NASDAQ: SWIN) is a leading global financial services firm operating in both traditional and Web3 industry. Founded in 2016, it has established a unique, full-spectrum ecosystem that bridges traditional and decentralized finance. Leveraging its Hong Kong Securities and Futures Commission (SFC) licensed subsidiaries with full digital asset capabilities, the Company operates a robust Web3 Infrastructure division. Through its self-developed, vertically integrated, enterprise-grade platform, Solowin delivers compliant traditional finance (TradFi), real-world asset (RWA) tokenization, and global digital payment solutions—solidifying its role as a key player in reshaping global finance through a seamless Web3-to-TradFi ecosystem.

For more information, visit the Company’s website at https://solowin.io or investor relations webpage at https://ir.solowin.io.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company has attempted to identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission (the “SEC”) including the "Risk Factors" section of the Company's most recent Annual Report on Form 20-F as well as in its other reports filed or furnished from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

SOLOWIN HOLDINGS
Investor Relations Department
Email: ir@solomonwin.com.hk

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com